Dimensional
August 12, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Sally Samuels and Megan Miller

Re:	Registration Statement on Form N-14 of Dimensional Investment Group Inc. (the “Registrant”) File No. 333-258051

Dear Mses. Samuels and Miller:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Sally Samuels and Megan Miller on July 29, 2021 and August 3, 2021, respectively, to Jana L. Cresswell and Brian Crowell, respectively, of Stradley Ronon Stevens & Young, LLP (“Stradley Ronon”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Tax-Managed U.S. Marketwide Value Portfolio, a series of DFA Investment Dimensions Group Inc., into the Tax-Managed U.S. Marketwide Value Portfolio II, a series of the Registrant.   The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 20, 2021 pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below the Registrant has provided your comments and the Registrant’s response to each comment.  These responses, except as otherwise noted below, will be incorporated into a definitive copy of the Information Statement/Prospectus and Statement of Additional Information (“SAI”) filed pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. All page numbers referenced below are the page numbers of the Registration Statement filed on July 20, 2021 and the page numbers where disclosure appears may change in the definitive copy of the Information Statement/Prospectus.  Disclosure changed in response to a comment has been changed in similar disclosure throughout the Information Statement/Prospectus.

The Registrant understands that management is responsible for the accuracy and adequacy of the disclosures not withstanding any review comment or action of the staff of the SEC.

A. Accounting Comments

1. Comment.  Please explain supplementally whether the withdrawal of the Acquiring Portfolio’s investment in the Master Fund after the Reorganization will result in a recognition event for Generally Accepted Accounting Principles (“GAAP”) or U.S. tax purposes.  In addition, please include more disclosure about the potential tax impact in the Shareholder Letter.

Response.  The Registrant supplementally confirms that the withdrawal of the Acquiring Portfolio’s

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investment in the Master Fund after the Reorganization will not result in a recognition event for GAAP or U.S. tax purposes because following the Reorganization it is contemplated that the surviving Acquiring Portfolio will be the sole investor in the Master Fund, resulting in the Master Fund becoming a disregarded entity for tax purposes.  In addition, the Registrant has revised the disclosure to include additional detail about any potential tax impacts of the transaction.
2. Comment.  Please explain supplementally if the ownership interest in the Master Fund was a factor in determining which entity would be the survivor for accounting purposes.

Response.  The Registrant supplementally confirms that the relative ownership interests in the Master Fund were considered in determining which entity would be the survivor for accounting purposes; however, the Acquiring Portfolio was ultimately determined to be the accounting survivor due to its expense ratio and expense structure as compared to the combined Portfolio.
3. Comment. Please explain supplementally why the Target Portfolio is the only entity paying the reorganization costs.

Response.  The Registrant supplementally confirms that the Target Portfolio is the only entity paying the reorganization costs because it is anticipated to be the primary beneficiary of the reduced annual fund operating expenses of the combined Portfolio (e.g., the Acquiring Portfolio’s annual operating expenses are not anticipated to be reduced due to the Reorganization).

4.  Comment.  Please confirm that the fees and expenses provided in the fee table comparison are the current fees and expenses.

Response.  The Registrant confirms that the fees and expenses that are presented in the fee and expense tables are the current fees and expenses for the Portfolios in compliance with Item 3 of Form N-14.

5. Comment.  In the SAI of the Registration Statement, please clarify that the Acquiring Portfolio is the accounting survivor under “Supplemental Financial Information.” In addition, please confirm supplementally that there will be no material differences in the accounting, valuation and tax policies of the Target Portfolio as compared to those of the Acquiring Portfolio after the withdrawal of the Acquiring Portfolio’s investment in the Master Fund.

Response.  The Registrant has revised the disclosure to clarify that the Acquiring Portfolio will be the accounting survivor following the Reorganization. In addition, the Registrant confirms that there will be no material differences in the accounting, valuation and tax policies of the Target Portfolio as compared to those of the Acquiring Portfolio after the withdrawal of the Acquiring Portfolio’s investment in the Master Fund.

B. Disclosure Comments

1. Comment. In the discussion regarding the investment strategies and policies in the summary section of the Information Statement/Prospectus, please disclose that the Acquiring Portfolio will no longer invest in the Master Fund and discuss any impacts that will have on the Acquiring Portfolio’s investment strategies and policies.

Response.  The Registrant has revised the disclosure accordingly to clarify that there will be no impact on the Acquiring Portfolio’s investment strategies and policies as a result of the transition to direct

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investing.

2. Comment. In the discussion regarding the principal risks in the summary section of the Information Statement/Prospectus, please describe the principal risks of the Target and Acquiring Portfolios and also include any risks that may result following the Acquiring Portfolio’s transition to direct investing.

Response.  The Registrant has revised the disclosure to include a list of the principal risks of the Target and Acquiring Portfolios and clarified that there are no additional risks that will result from the Acquiring Portfolio’s transition to direct investing.

3. Comment. Please move the fee table comparison to the summary section.

Response. The Registrant has revised the disclosure accordingly.

4. Comment.  Please confirm that the fees and expenses provided in the fee table comparison are the current fees and expenses.

Response.  As noted above, the Registrant confirms that the fees and expenses that are presented in the fee and expense tables are the current fees and expenses for the Portfolios in compliance with Item 3 of Form N-14.

5. Comment.  Please place the asterisk for the first footnote next to the “Management Fee” line in the fee table rather than at the title of the fee table.

Response. The Registrant has revised the disclosure accordingly.

6. Comment.  Please confirm that 0.40% is the correct management fee for the Acquiring Portfolio and reconcile this with the disclosure of the management fees later in the document.

Response. The Registrant confirms that the management fee of the Acquiring Portfolio is 0.20%.  In accordance with Item 3, Instruction 1(d)(i) of Form N-1A, the management fee of the Acquiring Portfolio has been aggregated in the fee table with the management fee of the Master Fund, which is also 0.20%.   The disclosure later in the document has been revised to clarify that the management fee of the Acquiring Portfolio is 0.20%.

7. Comment. Please provide the terms of the fee waiver in the footnote to the fee table.  If the fee waiver is the result of the permanent fee waiver, please include the asterisk on this line item.

Response.  The Registrant has revised the disclosure accordingly.

8. Comment.  Please confirm whether the fee table should include a line item for “Acquired Funds Fees and Expenses.”

Response.  Since the Target and Acquiring Portfolios are feeder funds, pursuant to Item 3, Instruction 1(d)(i) of Form N-1A, the aggregate expenses of the Portfolios and the corresponding Master Fund are provided in a single fee table using the captions provided.  Instruction 3(f)(i) to Item 3 of Form N-1A, which instructs a fund to utilize an “Acquired Fund Fees and Expenses” line item if it invests in one or more Acquired Funds, specifically excludes feeder funds from the Instruction. Accordingly, the

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Registrant confirms that an Acquired Fund Fees and Expenses line item is not applicable to the Portfolios.

9. Comment.  In the fee table for the pro forma combined Portfolio, please confirm if it reflects the fees and expenses of the Portfolio after the Acquiring Portfolio transitions to a direct investing portfolio.

Response.  The Registrant has revised the disclosure to include an additional pro forma fee table for the combined Portfolio that reflects the fees and expenses of the Portfolio after the Acquiring Portfolio transitions to a direct investing portfolio.

10. Comment. In the second footnote to the fee table, please explain why the management fee states 0.33% rather than 0.53%.

Response.  As noted above, the Registrant has revised the disclosure in the back of the Information Statement/Prospectus to clarify that the management fee of the Target Portfolio (i.e., without aggregating such fee with the management fee of the Master Fund) is 0.33%.  Accordingly, the Registrant believes that, in combination with that clarification, the footnote to the fee table appropriately notes that the management fee of the Target Portfolio was adjusted in the fee table to reflect the decrease in the management fee payable by the Target Portfolio from 0.35% to 0.33% effective as of February 28, 2020.  The 0.53% management fee listed in the fee table reflects the combined management fees of the Target Portfolio and Master Fund (i.e., which has a management fee of 0.20%), as described in the first footnote to the fee table.

11. Comment. Please confirm that the fee table and the management fee discussion on page 20 of the Information Statement/Prospectus are consistent.

Response.  As noted above, the Registrant has revised the disclosure in the back of the Information Statement/Prospectus to clarify that the management fee of the Target Portfolio (i.e., without aggregating such fee with the management fee of the Master Fund) is 0.33%.
12. Comment. Please disclose when the Acquiring Portfolio will divest from the Master Fund and how that will affect the Acquiring Portfolio shareholders and any changes to the investment strategies, policies and risks.

Response.  As noted above in response to comment 1, the Registrant has incorporated disclosure that provides additional detail to explain that there will be no changes to the Acquiring Portfolio’s investment strategies, policies and risks following the Portfolio’s transition to direct investment, which, as noted in the revised disclosure, the Advisor anticipates will occur shortly following the Reorganization.

13. Comment.  Please disclose any anticipated impact on the Acquiring Portfolio’s fees and expenses as a result of it operating as a directly investing portfolio (e.g., will the fees and expenses go up).

Response.  The Registrant has revised the disclosure to clarify that the Acquiring Portfolio’s annual operating expenses are expected to decrease following the Portfolio’s change from a master-feeder structure to a directly investing portfolio.  In addition, as noted above, the Registrant has included pro forma fee and expense tables that show the anticipated fees and expenses as they will be after the Acquired Portfolio becomes a directly investing portfolio.

14. Comment.  Please confirm whether the Board of the Acquiring Portfolio approved the change to a directly investing portfolio and, if so, this should be including in the section that discusses the items that the Board considered in approving the Reorganization.

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Response.  The Registrant has revised the disclosure in the summary and Board considerations sections to clarify that the Board of the Acquiring Portfolio considered that the Portfolio was planning to transition to direct investing following the Reorganization.

15. Comment.  In the section that discusses the management of the Portfolios, please disclose any changes to the investment process or how the Acquiring Portfolio will be managed as a direct investing portfolio.

Response. The Registrant has revised the disclosure accordingly to note that the investment process and management of the Acquiring Portfolio is not expected to change as a result of it transitioning to a direct investing portfolio.

16. Comment.  Please reconcile the management fee chart on page 10 with the fee and expense tables comparison provided on page 8 of the Information Statement/Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

17. Comment.  In the “Reasons for the Reorganization” section of the Information Statement/Prospectus, please also discuss the Board’s consideration of the divestment from the Master Fund.

Response. The Registrant has revised the disclosure accordingly.

18. Comment.  Please confirm if new Investment Management and Fee Waiver Agreements were approved in connection with the anticipated divestment from the Master Fund.  If so, please file these as exhibits.

Response. The Registrant confirms that new Investment Management and Fee Waiver Agreements were not required in connection with the transition to direct investment (i.e., both agreements accounted for the possibility that the Acquiring Portfolio could transition to direct investment).

19. Comment.  In the “Reasons for the Reorganization” section of the Information Statement/Prospectus, please disclose all adverse consequences of the Reorganization that were considered by the Board.

Response.  The Registrant supplementally confirms that there were no adverse items that were considered by the Boards.

20. Comment.  In the “Reasons for the Reorganization” section of the Information Statement/Prospectus, please include additional details with respect to how economies of scale and cost efficiencies will be impacted.

Response. The Registrant has revised the disclosure accordingly.

21. The last bullet point in the “Reasons for the Reorganization” section of the Information Statement/Prospectus suggests that other alternatives were considered for Target Portfolio shareholders, beyond what was disclosed. Please disclose all alternatives considered by the Board.

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Response. The Registrant has revised the disclosure to clarify that the only other alternative considered by the Board, other than whether to approve the Reorganization, was the ability of Target Portfolio shareholders to redeem their shares prior to the Reorganization.

22. Comment. In the “Information About the Plan” section of the Information Statement/Prospectus, please add disclosure that states that the receipt of a tax opinion is a condition of the Reorganization that cannot be waived.

Response. The Registrant has revised the disclosure accordingly.

23. Comment.  In the summary section of the Information Statement/Prospectus, please include a paragraph similar to the last paragraph in the “Principal Risks” sub-section.

Response. The Registrant has revised the disclosure accordingly.

* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner
Vice President and Assistant Secretary
Dimensional Investment Group Inc.